MAIL STOP 3561

November 30, 2006

Mr. Harvey Weiss
Chief Executive Officer
Fortress America Acquisition Corporation
4100 North Fairfax Drive, Suite 1150
Arlington, Virginia 22203

RE: Fortress America Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 1 Filed October 30, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51426

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose whether Evergreen Capital LLC and/or Focus Enterprises, Inc. is registered as a broker dealer. If either or both are not, please provide the Staff with a

legal analysis as to the necessity for each to register as a broker dealer, with specific reference to all of the activities disclosed in your Proxy Statement.

2. We note your added disclosure on page 41 of your Proxy Statement that you "had not, prior to the effectiveness of [y]our registration statement, selected any acquisition target or contacted, directly or indirectly, any agents of any targets."

   However, we also note that your Director C. Thomas McMillen appears to have purchased 1.25 billion shares of common stock of an entity called Celerity Systems, Inc. from Cornell Capital soon after the effectiveness of your Initial Public Offering, thus becoming a control person, President, Chief Executive Officer and Chairman of the Board of Celerity. At the time such acquisition and change in control was disclosed, Celerity proposed to change its name to Homeland Security Capital Corporation and "announced…its intention to pursue a new strategic direction: to focus on owning and operating small and mid-sized growth businesses that provide homeland security solutions through innovative technologies to both the public and private sector and to drive growth through management, strategic guidance, capital and financial support, and government marketing expertise."

   Mr. McMillen's intentions with respect to such activities do not appear to have been disclosed in your IPO registration statement.

   In light of the short time frame between your initial public offering and Mr. McMillen's acquisition of Celerity Systems, Inc. and the apparent overlap in business activities carried out by both FAAC and Homeland Security Capital Corporation, please disclose the timeline relating to the acquisition of Mr. McMillen's interest in Celerity/Homeland, including the dates of all contacts and negotiations with Cornell Capital. We may have further comment.

3. In connection with the preceding comment, in light of the strategic focus of Celerity Systems being "owning and operating small and mid-sized growth businesses that provide homeland security solutions" as soon as it was disclosed that Mr. McMillen had acquired his interest, and because statements that you had not selected any acquisition target do not necessarily rule out other efforts to locate a target, if true, please clarify your statement on page 41 to affirmatively disclose all actions taken with respect to identifying possible targets of FAAC prior to the effectiveness of your IPO registration statement.

4. Please provide a risk factor and appropriate disclosure throughout your Proxy Statement with respect to the apparent conflict(s) presented by Mr. McMillen's business activities. We may have further comment.

Forward Looking Statements, page 21

5. We reissue comment five from our letter of September 22, 2006. We note your response
    that you have revised the risk factor appearing on page 27 of the amended proxy
    statement. Consider explaining why the term "substantially less revenue" is used instead
    of "no significant revenue" as used in your original filing and currently appears on
    page 91. To the extent that the terms may vary, please clarify.

6. In connection with the preceding comment and with reference to comment 20 from our
    letter of September 22, 2006, please reconcile your disclosure on page 91 that
    "TSS/Vortech is increasing its backlog of technology projects" with that contained on
    page 27 that "TSS/Vortech's backlog is declining." To the extent that you consider
    "technology projects" to be only a subset of backlog, in order to balance the disclosure
    found on page 91 please clarify and highlight that there appears to be a trend of overall
    decline.

7. In connection with the preceding comment, we note the following disclosure on page 91:
    "TSS/Vortech believes, based on its progress to date, that it is on track to develop the
    additional customers required in order to replace the revenue from the runoff of its major
    customer by mid-2007." Based on disclosure contained on the same page, it appears that
    the company will need to generate $18 million in new business per quarter beginning on
    April 1, 2007 in order to replace the revenue it will be losing and that the company has
    succeeded in generating business from new customers only at the rate of $2.75 million
    per quarter as of the latest reported financial period.

    Please clarify and/or revise the disclosure contained throughout your document as
    necessary to account for such apparent discrepancy, including provision of the basis for
    your statement quoted above. For example, we note the Q&A on page four entitled
    "What will be FAAC's strategy after the acquisition is completed?" and the statement
    contained therein that "FAAC believes that increasing the number of TSS/Vortech's sales
    and marketing persons will significantly improve its opportunities for each of its
    traditional services and result in organic growth." In light of the apparent results of
    TSS/Vortech's efforts to grow its business to date, as noted above, please balance your
    disclosure on this point throughout your Proxy Statement.

Fairness Opinion, page 48

8. We note your response to comment 12 from our letter of September 22, 2006 and the
    disclosure contained on page 52 of your amendment that "For purposes of its opinion,
    [Business Valuation Center, Inc. ("BVC")] assumed that the portion of the revenues of

TSS/Vortech derived from its major customer would be replaced over time by multiple revenue sources consisting of reduced but significant revenue from continuing contracts with the major customer, future contracts arising from the ongoing business relationship of TSS/Vortech with the major customer, expanded business relationships with existing customers of TSS/Vortech and revenue from new customers of TSS/Vortech originated in connection with its new business diversification and development efforts."

Please disclose the basis for such assertion. The Staff was unable to locate an explicit assumption along the lines asserted above. In light of the company's disclosure that the customer in question accounted for 78% of TSS/Vortech's revenue in FY2005, assuming away the ability to replace such revenue would appear to be properly identified with specific reference.

9. If you are unable to provide a basis for the assertion that BVC made such assumptions, we reissue comment 12 from our letter of September 22, 2006. With respect to each of the models presented, please include disclosure as to the manner by which the cessation of such customer's contracts was taken into account and reflected in the resultant valuation.

10. If you are able to provide the basis of the assertion noted above, please disclose why BVC made the assumption that "the portion of the revenues of TSS/Vortech derived from its major customer would be replaced over time by multiple revenue sources consisting of reduced but significant revenue <u>from continuing contracts with the major customer</u>, future contracts arising from the ongoing business relationship of TSS/Vortech <u>with the major customer</u>." (emphasis added)

The Staff notes that such assertion does not appear to be reflected in the disclosure now present in your Proxy Statement; it actually appears that you disclosed "no significant revenue" would be obtained from such customer in your initial filing.

11. In connection with the preceding comment, if the assumptions noted above were conveyed to BVC by the company's management at the time of BVC's May 31, 2006 opinion, but contrary disclosure is now present in the company's Proxy Statement, at minimum, it would appear that such assumptions are no longer valid. If such assumptions are no longer valid, the current status of the opinion obtained from BVC is unclear. Therefore, please disclose whether management currently views such assumptions to be valid and the resultant impact upon management's recommendation to shareholders in the case that it does not.

12. Please disclose the basis of your disclosure on page 52 that "BVC's opinion was based on the business, economic, market and other conditions as they existed as of May 31, 2006." Again, the Staff could find no such reference within the opinion provided with your Proxy Statement.

Pro Forma Condensed Consolidated Financial Statements, page 66

13. We note your response to prior comment 17, including your statement that the adjustments for excess bonus payments, management fees and consulting fees are factually supportable. If this is the case, please tell us where you have disclosed the nature and amounts of these payments in the registration statement, or revise your disclosures accordingly.

14. We note your response to prior comment 13. You disclose in Management's Discussion and Analysis that the majority of your revenues and cash flows from 2003-2005 were derived from a series of contracts with one customer, a real estate investment trust (REIT) that is providing critical space for a government agency. We note that these contracts are winding down and that you no longer expect to receive significant amounts of revenue from these contracts after the first quarter of 2007. You disclose that you have successfully sought new customers since 2005. It appears to us that the expected life of a customer intangible should be based upon a historical track record with customers that you expect to continue for periods after the acquisition. With the winding down of the business with the REIT and your recent experiences obtaining customers with which you have a limited track record, please justify the 10 year life you have assigned to customer intangibles.

Information About TSS/Vortech, page 84

15. We reissue comment 19 from our letter of September 22, 2006. We note the assertion contained in your response that past compensation would "have no relation to [Mr. Rosato's and Mr. Gallagher's] compensation following an acquisition." However, the disclosure required by Item 402 does not appear to be limited to disclosure that relates to compensation following a business combination. Moreover, the historical business operations of the target and the compensation of its control persons would appear to be material information useful for investors contemplating their vote with respect to the transaction as the same persons will be involved with the post-acquisition operation of the company. Please include the disclosure required by Item 402 of Reg. S-K for TSS/Vortech with respect to Mr. Rosato and Mr. Gallagher.

Historical Financial Statements of Vortech, LLC and VTC, LLC, pages F-5 through F-8

16. There appear to be footing errors in the 2003 and 2004 statements of operations. Please recheck these numbers and revise to correct as necessary. Revise the statements of cash flow and members' equity for consistency.

17. Please disclose on the face of the historical financial statements that a restatement has occurred. Provide an explanatory note as required by APB 20. Please also advise the independent accountant that the audit report should be revised to refer to the restatement and be either dual-dated or redated.

Note 1 – Nature of Business and Significant Accounting Policies, page F-9

18. We note your response to prior comment 25. With respect to CSI Engineering, Chesapeake Tower Systems and CTS Services, please tell us how you evaluated whether such entities were within the scope of paragraph 4(h) of FIN 46(R), and if so, how you evaluated whether the entities were variable interest entities that should be consolidated by Vortech. Discuss the economic substance of each entity apart from its relationship with Vortech and its owners. Revise your disclosures as appropriate.

19. We note your response to prior comment 26. As discussed in paragraph 9 of SFAS 131, the segment disclosure requirements are applicable to companies that are required to file financial statements with the Commission. We believe that this definition includes the financial statements of privately-held target companies that are required to be included in a proxy statement or registration statement. Accordingly, please tell us how you evaluated the requirements of SFAS 131 to determine whether segment disclosures were required, and revise your disclosures as appropriate.

Note 13 – Discontinued Operations, page F-15

20. We note your responses to prior comments 24 and 29. Please tell us and revise your disclosures as appropriate to clarify the following with respect to the discontinued operations of S3 Integration: (i) tell us why the note payable to VTC is recorded as contra equity, rather than as a liability of the discontinued operation, (ii) disclose the nature of the transactions that resulted in the gain of $558,955 upon the transfer of the Division, and (iii) it does not appear that the presentation of the cash flows relating to the discontinued operations meets the requirements outlined in footnote 10 of SFAS 95 and CPCAF Alert #98. Identify the owners of S3 Integration LLC, the entity to which the S3 Division was transferred, describe the nature and amount of consideration received from

S3 Integration LLC in connection with the transfer, and explain why gain recognition was warranted. Please clarify and revise your disclosures accordingly.

Fortress America Acquisition Corporation financial statements, page F-30

21. We note your response to prior comment 30, and Exhibit 4.5 to the Form 10-QSB filed on November 13, 2006. However, we do not believe that the filed clarification agreement supports equity classification of the warrants under paragraph 17 of EITF 00-19. We note that the revised language does not specify both of the following: (i) that the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Please advise or revise accordingly.

22. We note your response to prior comment 31, and Exhibit 4.6 to the Form 10-QSB filed on November 13, 2006. However, we do not believe that the filed clarification agreement supports equity classification of the unit purchase option ("UPO") under paragraph 17 of EITF 00-19. We note that the revised language does not specify both of the following: (i) that the UPO may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO. Please advise or revise accordingly.

23. Please revise the registration statement to provide specific disclosures regarding the conditions under which net cash settlement of the warrants would be permitted or required. If true, state that (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Also, revise to provide similar disclosures with respect to the UPO.

1934 Act Periodic Reports

24. We note your response to prior comment 33. However, we note that no revisions to your disclosures under Item 307 of Regulation S-B were made in the Form 10-QSB for the period ended September 30, 2006 filed on November 13, 2006. Please note that there is no requirement to provide a definition of disclosure controls and procedures under Item 307 of Regulation S-B. However, to the extent that a definition is provided, the entire definition under Exchange Act Rule 13a-15(e) must be provided, and a clear conclusion regarding effectiveness with respect to each component must be made. We note that your disclosures provide a conclusion regarding effectiveness with respect to only a partial

definition of disclosure controls and procedures. Please advise or revise your disclosures accordingly.

25. We note your response to prior comment 34. We note that a restated 10-QSB for the period ended June 30, 2006 was filed on November 16, 2006. Please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Michael B. Gardiner (by facsimile)
        (614) 365-2499